EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2022 Financial Results; Provides First Quarter 2023 Guidance

Q4 2022 Revenues and EPS Beat Guidance, while Gross Margin Moderately below Guidance Range Issued on November 10, 2022
Company Q1 2023 Guidance: Revenues to Decrease 12.0% to 17.0% QoQ, IFRS Gross Margin is Expected to be 28.0% to 30.0%, IFRS Profit per Diluted ADS to be around 3.5 Cents to 7.0 Cents

  Q4 2022 revenues were $262.3M, an increase of 22.8% QoQ, substantially exceeding guidance of an increase of around 4.0% to 8.0%. Q4 GM reached 30.5%
  Q4 2022 IFRS after-tax profit was $42.2M, or 24.1 cents per diluted ADS, compared to $8.3M, or 4.8 cents last quarter
  Company’s full year 2022 revenues were $1.2 billion and IFRS GM was 40.5%. 2022 IFRS profit attributable to shareholders was $1.36 per fully diluted ADS
  Company’s Q1 2023 revenues to decrease 12.0% to 17.0% QoQ. IFRS GM around 28.0% to 30.0%. IFRS profit attributable to shareholders in the range of 3.5 to 7.0 cents per fully diluted ADS. Non-IFRS profit attributable to shareholders in the range of 6.5 to 10.0 cents per fully diluted ADS
  In 2022, Himax’s automotive sales enjoyed the highest growth among all product lines, up more than 50% on top of the remarkable strength in 2021 when sales grew more than 110%. For the year, sales of traditional DDIC for automotive were up over 30%, while auto TDDI sales surged by more than 300%
  Himax’s inventory position has much improved since its peak during Q3 last year and the Company anticipates its inventory continue to decrease to near its historical average no later than Q3 of 2023
  Company anticipates customers’ inventory adjustment in automotive DDIC will find equilibrium, leading to a strong recovery in Q2 of 2023
  On the revenue front, Himax expects Q1 to be the trough of the year with sales rebounding in Q2 and business momentum continuing to improve into the second half of 2023

TAINAN, Taiwan, Feb. 09, 2023 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter and full year 2022 ended December 31, 2022.

“Our objective first and foremost is to strictly manage our inventory level, and we have been aggressive in doing so by sacrificing short term gross margin to offload excess stock. We also continue to curtail our wafer starts while striving to win more projects from customers specifically for the purpose of digesting our excess inventory. Our inventory position has much improved since its peak during the third quarter last year and we anticipate it will continue to decrease to near our historical average no later than the third quarter of 2023,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“On the revenue front, we expect the first quarter to be the trough of the year with sales rebounding in the second quarter and business momentum continuing to improve into the second half of 2023,” concluded Mr. Jordan Wu.

Fourth Quarter 2022 Financial Results

Himax net revenues were $262.3 million, increased 22.8% sequentially, substantially exceeding its guidance of an increase of around 4.0% to 8.0% sequentially despite the macro headwinds continuing to challenge its business. The increased sales momentum was attributed to Company’s continuous efforts to deplete inventory, particularly in the small and medium-sized TDDI segments. IFRS and non-IFRS gross margin both came in at 30.5%, a decrease from 36.0% and 36.3% respectively last quarter, and lower than the guidance range of 31.5% to 33.5%. Price erosion from offloading excess inventory was the predominant factor that adversely impacted its margin profile. Also contributing to margin contraction was higher cost of the inventory sourced primarily during 2021 and early 2022 when foundry and back-end pricings were higher due to capacity constraints. Yet, IFRS profit per diluted ADS was 24.1 cents, exceeding its guidance of 17.8 cents to 20.8 cents. Non-IFRS profit per diluted ADS was 27.3 cents, beating its guidance of 21.0 cents to 24.0 cents.

Revenue from large display drivers was $43.5 million in Q4, an increase of 5.3% sequentially, exceeding its prior guidance of flat from last quarter. TV sales grew nicely as expected, increasing single digit quarter over quarter and appear to have bottomed following several quarters of sharp correction, while both monitor and notebook sales were better than guided. Large panel driver IC sales accounted for 16.6% of total revenues for this quarter, compared to 19.3% last quarter and 27.7% a year ago.

Small and medium-sized display driver revenue was $177.4 million, an increase of 25.5% sequentially, and ahead of its guidance of a single digit increase, primarily a result of increasing shipment of TDDI in all three sectors, namely smartphone, tablet and automotive. Despite the challenging macro environment, Company’s fourth quarter revenue for tablet was up more than 100% sequentially thanks to the strong shipment in higher-end TDDI products, an illustration of Company’s leading solutions being adopted by more customers for their next generation products supporting larger sized, high frame rate displays and high precision active stylus features. Meanwhile the AMOLED total solution sales, including TCON and DDIC, increased mid-teens quarter over quarter and accounted for more than 8% of total sales, mainly attributable to Company’s tablet AMOLED total solution supporting the mass production of premium tablet models for a global leading customer.

Q4 automotive business increased single digit quarter over quarter, better than guided as customers restocked, especially for TDDI. Automotive driver business once again represented the largest revenue contributor with over 30% of total sales in the fourth quarter, a result of Himax’s comprehensive product coverage and increasing automotive TDDI design-wins across panel houses, Tier 1s and auto brands. It’s worth noting that Company’s automotive TDDI sales surged by more than 170% on a year-over-year basis, boosted by the robust adoption of the technology for customers’ new generation car models. Small and medium-sized driver IC segment accounted for 67.6% of total sales for the quarter, compared to 66.2% in the previous quarter and 61.2% a year ago.

Fourth quarter revenues from its non-driver business also beat guidance with revenues of $41.4 million, up 33.8% from a quarter ago. Himax’s Tcon business was up a solid double digit sequentially, bolstered by higher shipment of large sized display drivers, automotive drivers as well as tablet drivers for AMOLED. For automotive Tcon, Himax anticipates business momentum to accelerate in the coming quarters, backed by a strong order pipeline and rapidly expanding design-wins across different continents. Tcon business represented over 8% of total sales in the fourth quarter. Non-driver products in Q4 accounted for 15.8% of total revenues, as compared to 14.5% in the previous quarter and 11.1% a year ago.

IFRS operating expenses for the fourth quarter were $52.5 million, a decline of 27.9% from the previous quarter and down 6.2% from a year ago. The sequential decrease was caused mainly by decreased annual bonus and salary expenses, partially offset by an increase in R&D expenses. As previously mentioned, the Company typically grants annual bonuses, including cash and RSUs, to its staff at the end of September each year, which can lead to higher IFRS operating expenses in the third quarter compared to the other quarters of the year. The year-over-year expense decrease was primarily related to the special bonus the Company awarded its employees at the end of Q4 2021. Excluding the special bonus paid in Q4 last year, the IFRS operating expenses would have increased 2.0% year over year during the fourth quarter. Non-IFRS operating expenses were $45.6 million for the fourth quarter, down 2.2% from the preceding quarter and down 6.0% from a year ago.

Fourth quarter IFRS operating income was $27.5 million, or 10.5% of sales, versus 1.8% of sales in the last quarter and 39.4% of sales from a year ago. Non-IFRS operating income was $34.5 million, or 13.1% of sales, compared to 14.5% last quarter and 41.1% same quarter last year. IFRS after-tax profit was $42.2 million, or 24.1 cents per diluted ADS, compared to $8.3 million, or 4.8 cents per diluted ADS last quarter. Himax made a divestiture of long-term assets during Q4 2022, which resulted in a non-operating income of around $11 million on an after-tax basis. Fourth quarter non-IFRS after-tax profit was $47.7 million, or 27.3 cents per diluted ADS, compared to $29.8 million, or 17.0 cents in the previous quarter.

Full Year 2022 Financial Results

Revenues totaled $1.2 billion in 2022, representing a 22.3% decline compared to 2021. Unexpected lockdowns in China, geopolitical tensions and macroeconomic related factors created a challenging operating environment and impaired Company’s business performance for the year. The halt in consumer demand and significantly reduced visibility at panel houses and OEMs towards the end of first quarter adversely impacted IC demand and consequently Company’s sales. Given the nature of wafer production, which usually starts months in advance, the abrupt drop in demand resulted in a rapid increase in Company’s inventory.

Revenue from large panel display drivers totaled $264.0 million in 2022, a decrease of 33.7% year-over-year, representing 22.0% of total sales, as compared to 25.7% in 2021. Small and medium-sized driver sales totaled $778.9 million, a decrease of 19.2% year-over-year, representing 64.8% of total revenues, as compared to 62.3% in 2021. Non-driver products sales totaled $158.4 million, a decrease of 14.7% year-over-year, representing 13.2% of total sales, as compared to 12.0% a year ago.

Automotive segment continued to see extraordinary business momentum in 2022. Automotive sales enjoyed the highest growth among all product lines, up more than 50% on top of the remarkable strength in 2021 when sales grew more than 110%. For the year, sales of traditional DDIC for automotive were up over 30%, while auto TDDI sales surged by more than 300%. As Himax mentioned repeatedly, automotive displays continue to be adopted at a rapid rate in number, size and technological sophistication, implying higher content value of display ICs per vehicle. As the market share leader in automotive display ICs, Himax continued to gain ground not only in DDIC but also in TDDI, supported by over 200 design-wins with the number still increasing.

While Himax's overall annual sales declined due to the unusual and abrupt demand halt, several new sales streams have started to contribute during 2022, including ICs for AMOLED and the ultralow power WiseEye smart sensing. Both product lines enjoyed higher than corporate average gross margin in 2022. On AMOLED, Himax provides both AMOLED DDIC and Tcon for automotive and tablet displays. In addition, the Company is making good progress with leading panel houses for the development of AMOLED display drivers for smartphone, TV and notebook applications. Himax anticipates the shipment of smartphone AMOLED driver to start in the second half of 2023 for key customers in China and Korea. On the WiseEye product line, Himax continues to support Dell for its production ramp up in a range of newest models using Himax’s first generation WE1 solution. In addition, a host of leading laptop vendors and CPU platform players have shown strong interest in broadening AI use cases of future generation smart notebooks by adopting Himax’s next generation WE2 AI processor. Backed by a strong business pipeline and robust design-in activities in numerous AIoT applications with customers from all over the world, Himax expects strong sales momentum for WiseEye in 2023.

IFRS gross margin in 2022 was 40.5%, decreased from 48.4% in 2021. The decline was largely attributable to pricing pressure resulting from excess inventory levels following the sudden halt in demand beginning in the second quarter. In addition, charges related to unmet minimum purchase orders from contracts with foundries and backend suppliers entered during the unprecedented shortage in 2021 also led to the eroding margin. Non-IFRS gross margin was 40.6% in 2022, decreased from 48.5% in 2021.

IFRS operating expenses in 2022 were $229.5 million, up 12.8% from 2021. The increase was primarily a result of the vested portion of the annual bonus compensation awarded to employees in 2022 as well as previous years, along with increased salaries and R&D expenses. Non-IFRS operating expenses were $181.3 million, up 5.7% compared to 2021.

2022 IFRS operating income was $257.6 million, or 21.4% of sales, a decrease from $545.0 million, or 35.2% of sales, in 2021. Non-IFRS operating income was $306.8 million, in contrast to $578.3 million in 2021. IFRS net profit for 2022 was $237.0 million, or $1.36 per diluted ADS, as compared to $436.9 million, or $2.50 per diluted ADS in 2021. Non-IFRS net profit for 2022 was $276.1 million, or $1.58 per diluted ADS, as compared to $463.6 million, or $2.65 per diluted ADS in 2021.

Balance Sheet and Cash Flow

Himax had $229.9 million of cash, cash equivalents and other financial assets as of December 31, 2022, compared to $364.4 million at the same time last year and $227.9 million a quarter ago. The substantial decrease in cash was a result of annual cash dividend payout of $217.9 million, partially offset by $82.9 million of operating cash inflow in 2022. Himax had $46.5 million of long-term unsecured loans as of the end of fourth quarter, of which $6.0 million was current portion.

The Company’s inventories as of December 31, 2022 were $370.9 million, down from $410.1 million last quarter and up from $198.6 million a year ago. Accounts receivable at the end of December 2022 was $261.1 million, up from $253.3 million last quarter and from $410.2 million a year ago. DSO was 79 days at the quarter end, as compared to 97 days a year ago and 74 days last quarter. Fourth quarter capital expenditures were $2.3 million, versus $3.4 million last quarter and $2.0 million a year ago. The fourth quarter capex was mainly for R&D related equipment and in-house tester of its IC design business. Total capital expenditures for 2022 were $11.8 million, mainly for design tools, R&D related equipment as well as in-house tester of its IC design business as compared to $7.6 million in 2021.

Outstanding Share

As of December 31, 2022, Himax had 174.4 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, total number of ADS outstanding for the fourth quarter was 175.0 million.

Q1 2023 Outlook

Historically, the first quarter has seasonally been the slowest of the year due to the Lunar New Year holidays. On the backdrop of sluggish global demand and a surge of Covid-19 cases in China despite their government lifting Covid restrictions, many Chinese factories extended their shutdown period through the Lunar New Year. This added uncertainty to an already stagnant business environment causing Company’s customers to hesitate to place new orders, while cautiously managing their inventory levels and further clouding Company’s business visibility. As uncertainty persists, Himax’s objective first and foremost is to strictly manage its inventory level, and the Company has been aggressive in doing so by sacrificing short term gross margin to offload excess stock. Himax also continues to curtail its wafer starts while striving to win more projects from customers specifically for the purpose of digesting Company’s excess inventory. Himax’s inventory position has much improved since its peak during the third quarter last year and the Company anticipates it will continue to decrease to near its historical average no later than the third quarter of 2023.

With that said, Company’s Q1 gross margin remains under pressure. The cost of Company's excess inventory is high from being sourced during tight capacity constraint in 2021 when foundry and backend prices were at peak levels. Another contributing factor to Q1 margin contraction stems from market price decline of certain unsold inventories which will necessitate write-downs. However, Himax believes this effect will gradually diminish throughout the year as the market has shown signs of recovery across many business areas. Notwithstanding the pressure from the destocking process, Himax continues to work diligently towards improving its gross margin as a primary objective. Despite the expected short-term margin compression, Himax remains confident in its gross margin prospects, backed particularly by several high visibility product areas, most notably the higher margin automotive and WiseEye smart image sensing businesses which look set to outgrow other businesses.

Looking ahead, the semiconductor industry appears to be trending toward a post-pandemic era. While the supply chain gradually stabilizes and channel inventory reverts to heathier levels, Himax believes a decent recovery is forthcoming. On the revenue front, the Company expects the first quarter to be the trough of the year with sales rebounding in the second quarter and business momentum continuing to improve into the second half of 2023.

Display Driver IC Businesses

LDDIC

Q1 large display driver IC revenue is projected to be up high single digit sequentially. Himax expects monitor IC business to be on a recovery trajectory as customers have started to replenish chips due to reduced channel inventory after multiple quarters of destocking. Monitor IC sales in the first quarter are set to grow by a decent double digit. TV panel prices also show signs of stabilization from restocking demand, particularly for mainstream models, and will likely strengthen in Q1, bucking the seasonal factor. Himax anticipates its sales for TV segment to increase single digit sequentially in Q1. Conversely on notebook segment, the highly publicized downward trend lingers on with further declines from enterprise IT budget cuts in tandem with customers’ continuous stringent inventory control measures.

SMDDIC

Q1 SMDDIC revenue is expected to decrease by double digit sequentially. Q1 automotive IC sales are anticipated to be down mid-teens as Company’s customers continue to reduce inventory for traditional DDICs. However, Himax sees strong momentum for its automotive TDDI sales which are poised to grow by single digit, backed by solid new design-in pipeline which has been rapidly expanding for many quarters. Additionally, Himax anticipates customers’ inventory adjustment in DDIC will find equilibrium, leading to a strong recovery in the second quarter. Both smartphone and tablet IC sales are set to decline double digit quarter over quarter due to seasonality and customers’ continuous destocking measures.

On automotive business. The trend for the automobile interior continues to be in favor of more stylish and diverse designs, made possible with increasing quantity and size of panels inside the vehicle equipped with advanced interactive display technologies. As the leader in the automotive display IC market, Himax provides a one-stop-shop offering of the most comprehensive product portfolio for automotive display in the industry, ranging from traditional DDIC to new technologies such as TDDI, local dimming Tcon, LTDI and AMOLED. Himax’s business visibility for automotive segment for 2023 remains much better than those of consumer centric products. In addition, the Company sees a favorable trajectory in its automotive TDDI business, backed by prompt expansion of TDDI adoption and fast-growing new project-wins as TDDI technology is essential for large sized, interactive, stylish, curved and free-formed automotive displays required of future generation vehicles. Himax believes its automotive TDDI sales will be one of the primary driving forces for its long-term business growth. Moreover, Himax anticipates the market share of its automotive TDDI will surpass that of DDIC which has already reached 40% globally.

Himax is also the first in the industry to launch the LTDI (Large Touch and Display Driver Integration) automotive display solution, catering to the need for ever larger screens inside vehicles. LTDI solution requires even higher levels of integration of display and touch technologies for the next generation, typically larger than 30-inch automotive displays, where the solution can cascade up to 30 chips in support of ultrahigh-resolution displays, usually more than 7Kx1K, and high-precision touch sensitivity. United with a top-Tier automotive digital platform provider, Himax’s cutting edge LTDI technology was showcased at CES 2023 by one of its leading panel customers for a 55-inch pillar-to-pillar, in-cell touch display that provides seamless, intuitive and advanced tactile experience for future generation smart cabins. Himax’s LTDI is scheduled to start mass production in the second quarter this year, substantially ahead of competition. More design collaborations in some of the most modish automotive vehicles are underway.

On AMOLED, Himax continues to gear up for AMOLED driver IC development jointly with major Korean and Chinese panel makers in various applications. For tablet, it is seeing shipments on the rise for premium models that adopt advanced AMOLED display, of which Himax offers both DDIC and Tcon and has commenced production to certain leading brands. For automotive AMOLED display, Himax continues to win project awards for flexible AMOLED driver and Tcon with both conventional car makers and NEV vendors. Finally, Himax is making good progress with leading panel houses for the development of AMOLED display drivers for smartphone, TV and notebook applications. Himax expects to commence smartphone AMOLED driver production from the second half of 2023. Himax’s AMOLED business, including display driver and Tcon, is slated for strong growth in the next few years. As a reminder, for smartphone AMOLED display driver, the Company already has secured meaningful capacity.

Non-Driver Product Categories

TCON

The Company anticipates Q1 Tcon sales to decrease by mid-teens sequentially, hampered by decreased shipment of tablet product for AMOLED displays. On a positive note, Himax’s position remains unchallenged in automotive Tcon for local dimming technology, which not only improves display contrast ratio, but also drastically reduces display power consumption, which is critical for larger displays and EV models. With years of strenuous work on this high entry barrier technology, Himax has developed comprehensive local dimming Tcon product offerings that can support a wide range of design covering super high frame rate of 240 Hz and resolutions of up to 8K. Himax has won numerous project awards from various named panel makers, Tier 1s and car makers for premium new car models with a small number of which already commenced mass production recently. Local dimming Tcon is set for robust growth starting 2023. Himax anticipates Q1 automotive Tcon sales to increase more than 150% year-over-year and represent over 2% of total sales.

WiseEye Smart Image Sensing

Himax’s WiseEye AI total solution incorporates the Company’s proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. Himax continues to support the mass production of Dell’s notebook and other end-point AI applications, such as automatic meter reading (AMR), shared bike parking, video conference device, door lock and medical capsule endoscope. The Company is more committed than ever to strengthening its WiseEye product roadmap and retaining its leadership position in ultralow power AI processor and image sensor for end-point AI applications.

At this year’s CES, Himax teamed up with several industry-leading ecosystem partners and customers to jointly introduce its neomodern ultralow power tinyML solutions in various real end-point AI applications, including surveillance camera with Novatek, a leader in surveillance system SOC, and smart home with Useful Sensors, a start-up founded by Pete Warden, the former Google TensorFlow tech leader. Himax also joined forces with Seeed Studio in smart agriculture and Wentai Technology in smart office, both leading players in their respective areas. These are just a few examples of real adoption of Company’s ultralow power WiseEye solution in the emerging end-point ultralow power image AI era. Himax continues to see increasing deployment of WiseEye solution in diverse applications driven by the mega trend of AIoT and growing demand to add image AI capability to everyday objects.

To highlight Himax’s surveillance camera demonstration, Himax and Novatek jointly showcased a leading ultralow power pre-roll AI solution, enabling battery-operated surveillance camera with comprehensive event recording capability through “negative time” recording. The pre-roll function, powered by Himax’s WE1 processor, features an always-on video recording operation at a slow frame rate, using only single digit milliwatts power consumption. Meanwhile, the WE1 AI processor intelligently senses specific motion events, such as certain human behavior or suspicious activities. All these are taking place while the core vision processor remains powered off. Once a classified event is identified, the WE1 processor activates the core processor which then initiates a high-resolution recording of the event while stitching the pre-roll video clips of the WE1 processor thereto. This is a substantial improvement compared to what existing surveillance solutions offer in terms of security as users receive a thorough video stream complete with pre-roll video clips of what preceded the motion events. It also significantly reduces the overall power consumption, made possible for battery-powered surveillance system. With these significant features in pre-roll and ultralow power, WiseEye is gaining traction in various surveillance fields, covering doorbell, door lock and dashcam. Numerous engagements and design projects have been in progress with surveillance customers across different domains after CES.

Also during this year’s CES, Himax debuted its next generation WE2 AI processor that offers 40% peak power saving and 30-fold inference speed, implying over 50 times power efficiency on a per inference basis compared to the first generation WE1 processor which is already leading the industry among AI processors aiming for similar target markets. With the exceptional local inferencing capability, the new WE2 AI processor performs face landmark detection to identify facial regions, including eyes, mouth, nose, and jaw to enable advanced, accurate and precise facial expression recognition, such as head pose estimation, gaze direction, fatigue detection, etc. These new features provide additional vital intelligence to a broad array of applications on top of the success of Himax’s leading WE1 AI processor that provides contextual awareness with the ability to visually detect user engagement levels based on presence, movements, and facial direction. Several leading laptop names have shown strong interest in Himax’s WE2 processor after witnessing Company’s live demonstration at CES, leading to many follow-up engineering activities. Additionally, Himax continues to partner with leading notebook CPU and AP SOC players, with the aim of expanding its engagements with leading global laptop names and IoT players working on the enrichment of various new AI features and use cases for next generation smart notebook and IoT applications.

Given a consistent product roadmap, improving product performance and broader customer traction from various domains, the Company believes that WiseEye will emerge as a multi-year structural growth driver for Himax.

Optical Related Product Lines / Metaverse

Himax’s optical related product lines covers WLO, LCoS and 3D Sensing. Himax is one of the few companies in the technology industry with a wide array of optical related product lines that are critical for the realization of metaverse. Company’s technology leadership and manufacturing expertise are evidenced by the growing list of AR/VR goggle device customers and ongoing engineering projects. Himax continues to work on strengthening its optical-related technology suite, while collaborating with some of the world’s largest technology companies that remain deeply committed to investing in its development.

On 3D sensing, Himax sees increasing adoption of its optical components and/or 3D sensing technologies that enable new ways people interact with AR and VR applications. At CES 2023, Himax introduced a series of next generation 3D vision processors to support a variety of state-of-the-art 3D sensing technologies in Time of Flight (”ToF”) and structured light. Company’s structured light AI processor can provide 3D eye tracking functionality to report the exact eye positions with the industry’s highest response rate and low-friction to enable high precision and dizzy-free spatial reality applications. Himax featured a live demonstration of a 3D naked-eye display at CES with its eye tracking technologies becoming a hot focus point. Viewers experienced a 3D holographic view from all angles without needing additional wearables to enjoy immersive and advanced visual experience without the side effect of feeling nausea or dizziness.

On WLO for 3D gesture control. Himax’s WLO technology is deployed to empower 3D perception sensing for precise controller-free gesture recognition in VR devices. Himax’s collaboration with a leading VR player is going smoothly and it expects volume production starting middle of this year. On 3D scanning for object reconstruction, Himax’s 3D sensing technology, which incorporates both its 3D projector and 3D decoder, is being deployed by a leading customer’s 3D scanning device for the purpose of generating real time digital twins, avatars and 3D environment surroundings that ultimately help users transit and connect seamlessly between physical and digital worlds. The collaboration is ongoing with promising progress, and Himax expects it to hit the market next year.

Metaverse related development are early in the lifecycle but overall remains an attractive opportunity for Himax potentially. Himax is well positioned with years of research and development, a unique product portfolio, production history and key partnerships to capitalize on its growth as the industry continues to emerge and mature.

For non-driver IC business, the Company expects revenue to decrease mid-teens sequentially in the first quarter.

First Quarter 2023 Guidance

Net Revenue:	To Decrease 12.0% to 17.0% sequentially
IFRS Gross Margin:	To be around 28.0% to 30.0%, depending on final product mix
IFRS Profit:	To be 3.5 cents to 7.0 cents per diluted ADS
Non-IFRS Profit:	To be 6.5 cents to 10.0 cents per diluted ADS

To note, the EPS guidance already accounts for certain foreign exchange loss attributable to NT Dollar appreciation against the U.S. Dollar based on the prevailing exchange rate. As a reminder, much of Himax locally incurred expenses, including the bulk of employee salaries, as well as the outstanding income tax payables are NT Dollar based.

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2022 EARNINGS CONFERENCE CALL

DATE:	Thursday, Feb 9, 2023
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
WEBCAST:	https://edge.media-server.com/mmc/p/959exv4h
PHONE REGISTRATION:	https://register.vevent.com/register/BIcfaa1824de1d44e9a188f089fb44b7ea

If you choose to attend by phone, you need to register first to obtain dial-in numbers for the call. Once registered you will be emailed the dial-ins along with an option to receive a call back at the start of the earnings call. Each registrant will receive a unique personal PIN. A replay of the call will be available beginning two hours after the call. The conference webcast link is https://edge.media-server.com/mmc/p/959exv4h. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 9, 2024.

Non-IFRS Financial Measures

Himax provides investors with gross profit, gross margin, operating income, operating margin, profit attributable to stockholders and diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders on a non-IFRS basis to review and assess the Company's operating performance, which is not required by, or presented in accordance with, IFRS. The presentation of these non-IFRS financial measures are not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with IFRS.

Himax defines non-IFRS gross profit as gross profit excluding share-based compensation and cash awards. Himax defines non-IFRS operating income as operating income excluding share-based compensation, acquisition-related intangible assets amortization, and cash awards. Himax defines non-IFRS profit attributable to stockholders as profit attributable to stockholders excluding share-based compensation, acquisition-related intangible assets amortization, and cash awards. Non-IFRS gross margin is calculated as non-IFRS gross profit divided by revenues. Non-IFRS operating margin is calculated as non-IFRS operating income divided by revenues. These non-IFRS financial measures allow Himax’s management to assess its operating results without considering the impacts of the adjusted items, which are more of non-cash charges in nature.

Himax believes that providing certain of these measures allow investors to identify underlying trends in the Company’s business and enhance the overall understanding of the Company’s past performance and future prospects with respect to key metrics used by the Company in its financial and operational decision-making. However, the use of the non-IFRS measure has limitations as an analytical tool, and investors should not consider them in isolation from, or as substitute for analysis of, the Company’s results of operations or financial condition as reported under IFRS. Further, non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

Reconciliations between IFRS and Non-IFRS financial data are attached to this press release.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power WiseEyeTM smart image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,932 patents granted and 398 patents pending approval worldwide as of December 31, 2022. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2021 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.

Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Three Months Ended December 31,		Three Months Ended September 30,
	2022	2021	2022
Revenues	$262,290	$451,895	$213,631
Gross profit	80,051	233,976	76,803
Add: Share-based compensation – cost of revenues	13	7	454
Add: Cash award – cost of revenues	55	79	296
Gross profit excluding share-based compensation and cash award	80,119	234,062	77,553
Gross margin excluding share-based compensation and cash award	30.5%	51.8%	36.3%
Operating income	27,526	177,951	3,945
Add: Share-based compensation	1,094	603	18,197
Add: Acquisition-related charges –intangible assets amortization	84	277	250
Add: Cash award	5,785	6,706	8,496
Operating income excluding share-based compensation, acquisition-related charges and cash award	34,489	185,537	30,888
Operating margin excluding share-based compensation, acquisition-related charges and cash award	13.1%	41.1%	14.5%
Profit attributable to Himax Technologies, Inc. stockholders	42,156	142,393	8,319
Add: Share-based compensation, net of tax	917	480	14,421
Add: Acquisition-related charges, net of tax	65	212	193
Add: Cash award, net of tax	4,560	5,338	6,841
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	47,698	148,423	29,774
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	18.2%	32.8%	13.9%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Twelve Months Ended December 31,
	2022	2021
Revenues	$1,201,339	$1,547,097
Gross profit	487,106	748,578
Add: Share-based compensation – cost of revenues	481	682
Add: Cash award – cost of revenues	505	511
Gross profit excluding share-based compensation and cash award	488,092	749,771
Gross margin excluding share-based compensation and cash award	40.6%	48.5%
Operating income	257,587	545,021
Add: Share-based compensation	20,631	23,874
Add: Acquisition-related charges –intangible assets amortization	887	1,105
Add: Cash award	27,694	8,288
Operating income excluding share-based compensation, acquisition-related charges and cash award	306,799	578,288
Operating margin excluding share-based compensation, acquisition-related charges and cash award	25.5%	37.4%
Profit attributable to Himax Technologies, Inc. stockholders	236,982	436,896
Add: Share-based compensation, net of tax	16,430	18,978
Add: Acquisition-related charges, net of tax	682	847
Add: Cash award, net of tax	22,053	6,844
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	276,147	463,565
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	23.0%	30.0%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation, Acquisition-Related Charges and Cash Award: (Amounts in U.S. Dollars)
	Three Months Ended December 31,	Twelve Months Ended December 31,
	2022	2022
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.241	$1.356
Add: Share-based compensation per ADS	$0.005	$0.094
Add: Acquisition-related charges per ADS	$0.000	$0.004
Add: Cash award per ADS	$0.026	$0.126

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	$0.273	$1.580
Numbers do not add up due to rounding

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		3 Months Ended September 30,
	2022	2021	2022

Revenues
Revenues from third parties, net	$262,245	$451,820	$213,586
Revenues from related parties, net	45	75	45
	262,290	451,895	213,631

Costs and expenses:
Cost of revenues	182,239	217,919	136,828
Research and development	40,158	41,540	55,749
General and administrative	6,651	8,086	8,554
Sales and marketing	5,716	6,399	8,555
Total costs and expenses	234,764	273,944	209,686

Operating income	27,526	177,951	3,945

Non operating income (loss):
Interest income	1,990	283	1,387
Changes in fair value of financial assets at fair value through profit or loss	885	(273)	(67)
Foreign currency exchange gains (losses), net	(443)	874	1,181
Finance costs	(1,332)	(285)	(843)
Share of losses of associates	(170)	(652)	(164)
Other income	10,724	199	120
	11,654	146	1,614
Profit before income taxes	39,180	178,097	5,559
Income tax expense (benefit)	(2,818)	36,625	(2,449)
Profit for the period	41,998	141,472	8,008
Loss attributable to noncontrolling interests	158	921	311
Profit attributable to Himax Technologies, Inc. stockholders	$42,156	$142,393	$8,319

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.241	$0.815	$0.048
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.241	$0.815	$0.048

Basic Weighted Average Outstanding ADS	174,812	174,694	174,695
Diluted Weighted Average Outstanding ADS	174,997	174,767	174,735

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2022	2021

Revenues
Revenues from third parties, net	$1,201,124	$1,546,972
Revenues from related parties, net	215	125
	1,201,339	1,547,097

Costs and expenses:
Cost of revenues	714,233	798,519
Research and development	175,557	151,386
General and administrative	28,503	29,281
Sales and marketing	25,459	22,890
Total costs and expenses	943,752	1,002,076

Operating income	257,587	545,021

Non operating income (loss):
Interest income	4,813	876
Changes in fair value of financial assets at fair value through profit or loss	1,246	(284)
Foreign currency exchange gains, net	5,506	1,096
Finance costs	(2,783)	(1,074)
Share of losses of associates	(743)	(1,392)
Other income	10,939	349
	18,978	(429)
Profit before income taxes	276,565	544,592
Income tax expense	41,098	110,657
Profit for the period	235,467	433,935
Loss attributable to noncontrolling interests	1,515	2,961
Profit attributable to Himax Technologies, Inc. stockholders	$236,982	$436,896

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.356	$2.502
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.356	$2.498

Basic Weighted Average Outstanding ADS	174,724	174,614
Diluted Weighted Average Outstanding ADS	174,817	174,867

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2022	2021	2022
Share-based compensation
Cost of revenues	$13	$7	$454
Research and development	658	462	13,719
General and administrative	299	95	1,637
Sales and marketing	124	39	2,387
Income tax benefit	(177)	(123)	(3,776)
Total	$917	$480	$14,421

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$84	$277	$250
Income tax benefit	(19)	(65)	(57)
Total	$65	$212	$193

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$55	$79	$296
Research and development	4,483	5,066	6,174
General and administrative	418	583	665
Sales and marketing	829	978	1,361
Income tax benefit	(1,225)	(1,368)	(1,655)
Total	$4,560	$5,338	$6,841

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Twelve Months Ended December 31,
	2022	2021
Share-based compensation
Cost of revenues	$481	$682
Research and development	15,345	17,662
General and administrative	2,193	2,367
Sales and marketing	2,612	3,163
Income tax benefit	(4,201)	(4,896)
Total	$16,430	$18,978

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$887	$1,105
Income tax benefit	(205)	(258)
Total	$682	$847

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$505	$511
Research and development	20,792	5,876
General and administrative	2,250	678
Sales and marketing	4,147	1,223
Income tax benefit	(5,641)	(1,444)
Total	$22,053	$6,844

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	December 31, 2022	December 31, 2021	September 30, 2022
Assets
Current assets:
Cash and cash equivalents	$221,581	$336,024	$219,745
Financial assets at amortized cost	8,314	26,013	8,147
Financial assets at fair value through profit or loss	-	2,345	-
Accounts receivable, net (including related parties)	261,148	410,211	253,284
Inventories	370,933	198,600	410,071
Income taxes receivable	31	54	41
Restricted deposit	369,300	154,100	369,300
Other receivable from related parties	1,224	1,217	1,230
Other current assets	104,277	64,280	109,734
Total current assets	1,336,808	1,192,844	1,371,552
Financial assets at fair value through profit or loss	15,350	13,668	14,466
Financial assets at fair value through other comprehensive income	279	410	352
Equity method investments	6,533	3,302	3,293
Property, plant and equipment, net	126,138	133,236	127,598
Deferred tax assets	11,797	7,191	6,199
Goodwill	28,138	28,138	28,138
Other intangible assets, net	1,094	6,617	5,571
Restricted deposit	32	36	32
Refundable deposits	162,968	199,982	162,924
Other non-current assets	12,621	17,770	10,809
	364,950	410,350	359,382
Total assets	$1,701,758	$1,603,194	$1,730,934
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	369,300	151,400	369,300
Accounts payable (including related parties)	122,042	248,425	191,971
Income taxes payable	69,383	96,552	66,517
Other payable to related parties	2,568	1,641	2,385
Contract liabilities-current	49,167	37,663	34,481
Other current liabilities	75,535	59,544	65,943
Total current liabilities	693,995	601,225	736,597
Long-term unsecured borrowings	40,500	46,500	42,000
Deferred tax liabilities	691	965	754
Contract liabilities-non-current	-	10,221	12,356
Other non-current liabilities	72,751	72,301	90,672
	113,942	129,987	145,782
Total liabilities	807,937	731,212	882,379
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	112,249	108,841	111,404
Treasury shares	(5,594)	(5,761)	(5,594)
Accumulated other comprehensive income	(218)	(666)	(2,247)
Retained earnings	679,125	660,300	637,149
Equity attributable to owners of Himax Technologies, Inc.	892,572	869,724	847,722
Noncontrolling interests	1,249	2,258	833
Total equity	893,821	871,982	848,555
Total liabilities and equity	$1,701,758	$1,603,194	$1,730,934

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2022	2021	2022

Cash flows from operating activities:
Profit for the period	$41,998	$141,472	$8,008
Adjustments for:
Depreciation and amortization	5,196	5,329	5,359
Reversal of credit losses recognized on accounts receivable	-	(190)	-
Gain on disposal of subsidiary	(10,694)	-	-
Share-based compensation expenses	1,094	603	662
Gain on disposal of property, plant and equipment, net	-	(147)	-
Changes in fair value of financial assets at fair value through profit or loss	(885)	273	67
Interest income	(1,990)	(283)	(1,387)
Finance costs	1,332	285	843
Income tax expense (benefit)	(2,818)	36,625	(2,449)
Share of losses of associates	170	652	164
Inventories write downs	9,104	4,103	7,282
Unrealized foreign currency exchange losses (gains)	703	(799)	1,034
	43,210	187,923	19,583
Changes in:
Accounts receivable (including related parties)	(10,057)	(9,124)	117,749
Inventories	30,034	(41,756)	(80,041)
Other receivable from related parties	6	(8)	152
Other current assets	2,673	(2,083)	2,804
Accounts payable (including related parties)	(68,426)	22,135	(51,323)
Other payable to related parties	182	(1,361)	219
Contract liabilities	2,330	28,826	(1,671)
Other current liabilities	2,045	11,526	(424)
Other non-current liabilities	2,315	(13,841)	(4,151)
Cash generated from operating activities	4,312	182,237	2,897
Interest received	2,796	333	443
Interest paid	(1,332)	(275)	(843)
Income tax paid	(310)	(47)	(6,171)
Net cash provided by (used in) operating activities	5,466	182,248	(3,674)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,312)	(2,020)	(3,402)
Acquisitions of intangible assets	(162)	(41)	-
Acquisitions of financial assets at amortized cost	(784)	(10,341)	(720)
Proceeds from disposal of financial assets at amortized cost	841	2,300	660
Acquisitions of financial assets at fair value through profit or loss	(5,081)	(6,864)	(30,179)
Proceeds from disposal of financial assets at fair value through profit or loss	5,082	8,258	33,188
Proceeds from disposal of subsidiary	14,769	-	-
Proceeds from disposal of financial assets at fair value through other comprehensive income	96	-	-
Acquisitions of equity method investments	(3,264)	-	-
Increase in refundable deposits	(13)	(119,289)	(6,131)
Releases of restricted deposit	-	2,700	-
Net cash provided by (used in) investing activities	9,172	(125,297)	(6,584)

Cash flows from financing activities:
Payments of cash dividends	-	-	(217,873)
Proceeds from issuance of new shares by subsidiaries	487	-	-
Purchases of subsidiary shares from noncontrolling interests	-	(1,475)	-
Proceeds from short-term unsecured borrowings	-	5,000	-
Repayments of short-term unsecured borrowings	-	(5,000)	-
Proceeds from long-term unsecured borrowings	-	-	40,000
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(41,500)
Proceeds from short-term secured borrowings	358,200	221,400	668,700
Repayments of short-term secured borrowings	(358,200)	(221,400)	(450,800)
Pledge of restricted deposit	-	-	(217,900)
Payment of lease liabilities	(1,258)	(1,237)	(601)
Guarantee deposits received (refunded)	(12,000)	54,050	(882)
Net cash provided by (used in) financing activities	(14,271)	49,838	(220,856)
Effect of foreign currency exchange rate changes on cash and cash equivalents	1,469	38	(2,043)
Net increase (decrease) in cash and cash equivalents	1,836	106,827	(233,157)
Cash and cash equivalents at beginning of period	219,745	229,197	452,902
Cash and cash equivalents at end of period	$221,581	$336,024	$219,745

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2022	2021

Cash flows from operating activities:
Profit for the period	$235,467	$433,935
Adjustments for:
Depreciation and amortization	21,342	21,342
Reversal of credit losses recognized on accounts receivable	-	(190)
Gain on disposal of subsidiary	(10,694)	-
Share-based compensation expenses	3,096	700
Gain on disposal of property, plant and equipment, net	-	(147)
Changes in fair value of financial assets at fair value through profit or loss	(1,246)	284
Interest income	(4,813)	(876)
Finance costs	2,783	1,074
Income tax expense	41,098	110,657
Share of losses of associates	743	1,392
Inventories write downs	22,211	9,448
Unrealized foreign currency exchange gains	(2,883)	(953)
	307,104	576,666
Changes in:
Accounts receivable (including related parties)	146,870	(166,395)
Inventories	(194,544)	(99,341)
Other receivable from related parties	(7)	(17)
Other current assets	10,099	(7,633)
Other non-current assets	-	(19,460)
Accounts payable (including related parties)	(124,870)	74,954
Other payable to related parties	927	(931)
Contract liabilities	1,283	41,262
Other current liabilities	1,831	13,736
Other non-current liabilities	3,972	(4,697)
Cash generated from operating activities	152,665	408,144
Interest received	4,525	852
Interest paid	(2,783)	(1,074)
Income tax paid	(71,499)	(19,646)
Net cash provided by operating activities	82,908	388,276

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(11,797)	(7,562)
Acquisitions of intangible assets	(331)	(468)
Acquisitions of financial assets at amortized cost	(8,763)	(25,362)
Proceeds from disposal of financial assets at amortized cost	25,823	8,011
Acquisitions of financial assets at fair value through profit or loss	(108,374)	(23,417)
Proceeds from disposal of financial assets at fair value through profit or loss	110,283	29,141
Proceeds from disposal of subsidiary	14,769	-
Proceeds from disposal of financial assets at fair value through other comprehensive income	96	-
Proceeds from capital reduction of investment	-	151
Acquisitions of equity method investments	(3,264)	(598)
Increase in refundable deposits	(6,144)	(213,056)
Releases (pledges) of restricted deposit	2,700	(2,595)
Cash received in advance from disposal of land	-	3,075
Net cash provided by (used in) investing activities	14,998	(232,680)

Cash flows from financing activities:
Payments of cash dividends	(217,873)	(47,424)
Proceeds from issuance of new shares by subsidiaries	487	-
Purchases of subsidiary shares from noncontrolling interests	(301)	(1,627)
Proceeds from short-term unsecured borrowings	-	15,000
Repayments of short-term unsecured borrowings	-	(15,000)
Proceeds from long-term unsecured borrowings	40,000	-
Repayments of long-term unsecured borrowings	(46,000)	(6,000)
Proceeds from short-term secured borrowings	1,212,700	611,600
Repayments of short-term secured borrowings	(994,800)	(564,200)
Pledge of restricted deposit	(217,900)	(47,400)
Payment of lease liabilities	(4,294)	(4,668)
Guarantee deposits received	16,913	54,050
Proceeds from exercise of employee stock options	-	1,182
Net cash used in financing activities	(211,068)	(4,487)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,281)	(23)
Net increase (decrease) in cash and cash equivalents	(114,443)	151,086
Cash and cash equivalents at beginning of period	336,024	184,938
Cash and cash equivalents at end of period	$221,581	$336,024

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Three Months Ended December 31,		Three Months Ended September 30,
	2022	2021	2022
Revenues	$262,290	$451,895	$213,631
Gross profit	80,051	233,976	76,803
Add: Share-based compensation – cost of revenues	13	7	454
Add: Cash award – cost of revenues	55	79	296
Gross profit excluding share-based compensation and cash award	80,119	234,062	77,553
Gross margin excluding share-based compensation and cash award	30.5%	51.8%	36.3%
Operating income	27,526	177,951	3,945
Add: Share-based compensation	1,094	603	18,197
Add: Acquisition-related charges –intangible assets amortization	84	277	250
Add: Cash award	5,785	6,706	8,496
Operating income excluding share-based compensation, acquisition-related charges and cash award	34,489	185,537	30,888
Operating margin excluding share-based compensation, acquisition-related charges and cash award	13.1%	41.1%	14.5%
Profit attributable to Himax Technologies, Inc. stockholders	42,156	142,393	8,319
Add: Share-based compensation, net of tax	917	480	14,421
Add: Acquisition-related charges, net of tax	65	212	193
Add: Cash award, net of tax	4,560	5,338	6,841
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	47,698	148,423	29,774
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	18.2%	32.8%	13.9%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:

	Twelve Months Ended December 31,
	2022	2021
Revenues	$1,201,339	$1,547,097
Gross profit	487,106	748,578
Add: Share-based compensation – cost of revenues	481	682
Add: Cash award – cost of revenues	505	511
Gross profit excluding share-based compensation and cash award	488,092	749,771
Gross margin excluding share-based compensation and cash award	40.6%	48.5%
Operating income	257,587	545,021
Add: Share-based compensation	20,631	23,874
Add: Acquisition-related charges –intangible assets amortization	887	1,105
Add: Cash award	27,694	8,288
Operating income excluding share-based compensation, acquisition-related charges and cash award	306,799	578,288
Operating margin excluding share-based compensation, acquisition-related charges and cash award	25.5%	37.4%
Profit attributable to Himax Technologies, Inc. stockholders	236,982	436,896
Add: Share-based compensation, net of tax	16,430	18,978
Add: Acquisition-related charges, net of tax	682	847
Add: Cash award, net of tax	22,053	6,844
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	276,147	463,565
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	23.0%	30.0%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation, Acquisition-Related Charges and Cash Award: (Amounts in U.S. Dollars)

	Three Months Ended December 31,	Twelve Months Ended December 31,
	2022	2022
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.241	$1.356
Add: Share-based compensation per ADS	$0.005	$0.094
Add: Acquisition-related charges per ADS	$0.000	$0.004
Add: Cash award per ADS	$0.026	$0.126

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	$0.273	$1.580

Numbers do not add up due to rounding